EXHIBIT 99

DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$13,656
Receivables, net	340,194
Income taxes receivable	7,338
Inventories	121,104
Deferred income taxes	15,146
Prepaid expenses and other current assets	13,669
Total current assets	511,107
Property, plant and equipment, net	493,471
Goodwill	44,057
Identifiable intangible and other assets, net	176,301
Total	$1,224,936
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	274,390
Total current liabilities	274,390
Long-term debt	246,987
Deferred income taxes	115,983
Other long-term liabilities	47,628
Parent’s net investment:
Parent’s net investment	544,227
Accumulated other comprehensive loss	(4,279)
Total parent’s net investment	539,948
Total	$1,224,936

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Year Ended December 31, 2014
Net sales	$4,476,796
Cost of sales	3,692,027
Gross profit	784,769
Operating costs and expenses:
Selling and distribution	608,375
General and administrative	54,827
Amortization of intangibles	1,634
Restructuring and non-recurring costs	15,891
Total operating costs and expenses	680,727
Operating income	104,042
Other expense:
Interest expense	11,859
Other expense, net	88,086
Total other expense	99,945
Income from continuing operations before income taxes	4,097
Income tax benefit	(9,887)
Gain from discontinued operations, net of tax	332
Net income	14,316
Other comprehensive loss, net of tax	(923)
Comprehensive income	$13,393

DEAN HOLDING COMPANY
INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT'S NET INVESTMENT
(Unaudited)
(In thousands)

	Parent's Net Investment	Accumulated Other Comprehensive Income (loss)	Total Parent's Net Investment
Balance, January 1, 2014	$597,301	$(3,355)	$593,946
Share-based compensation expense	2	—	2
Activity with parent	(67,392)	—	(67,392)
Net income	14,316	—	14,316
Other comprehensive income:
Pension Liability adjustment	—	(122)	(122)
Cumulative translation adjustment	—	(802)	(802)
Balance, December 31, 2014	$544,227	$(4,279)	$539,948

DEAN HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS INFROMATION
(Unaudited)
(In thousands)

Year Ended December 31, 2014
Cash flows from operating activities:
Net income	14,316
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,705
Share-based compensation expense	2
Gain on divestitures and other, net	(2,663)
Write-off of financing costs	15,263
Deferred income taxes	14,257
Other, net	4,073
Receivables, net	(1,576)
Inventories	5,004
Prepaid expenses and other assets	(1,855)
Accounts payable and accrued expenses	10,558
Income taxes receivable/payable	(1,781)
Net cash provided by operating activities	135,303
Cash flows from investing activities:
Payments for property, plant and equipment	(55,363)
Proceeds from sale of fixed assets	7,604
Net cash used in investing activities	(47,759)
Cash flows from financing activities:
Proceeds from receivables-backed facility	662,584
Payments for receivables-backed facility	(657,096)
Intercompany	(92,388)
Net cash used in financing activities	(86,900)
Effect of exchange rate changes on cash and cash equivalents	(1,666)
Decrease in cash and cash equivalents	(1,022)
Cash and cash equivalents, beginning of period	14,678
Cash and cash equivalents, end of period	$13,656